SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                             Central Costanera S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                  Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                   The William P. Rogers Building
South Church Street                          2001 K Street, NW
Georgetown, Grand Cayman                     Washington, DC  20006-1001
Cayman Islands, BWI                          Attention:  Ashley Meise
Attention:  Andrew Aldridge


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Central Costanera S.A. ("Costanera"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Central Costanera S.A.
          Avenida Espana 3301
          (C1107ANA) Ciudad Autonoma de Buenes Aires
          Republica Argentina

     Costanera owns and operates an electric generating station (the "Facility") located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. SCP intends to own indirectly a 6% interest in Costanera through its subsidiary, Entergy S.A., a FUCO under the Act.

     The following persons (other than SCP's proposed ownership interest) own a 5% or more voting interest in Costanera: (a) Endesa Argentina S.A. (51.33%); and
(b) KLT Power, Inc. (12%).

Item 2. Domestic Associate Public-Utility Companies of Costanera and their Relationship to Costanera:

     There are no domestic associate "public-utility companies" of Costanera within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.

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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



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